

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Jason A. Leverone
Chief Financial Officer
Miragen Therapeutics, Inc.
6200 Lookout Road
Boulder, CO 80301

      Re: Miragen Therapeutics, Inc.
              Form 10-Q
              Exhibit No. 10.1
              Filed May 9, 2019
              File No. 001-36483

Dear Mr. Leverone:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                         Sincerely,

                                         Division of Corporation Finance